July 19, 2024

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

J.P Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:		Mariam Mansaray
Matthew Derby
Claire DeLabar
Robert Littlepage

	Re:	OneStream, Inc.
Registration Statement on Form S-1
(File No. 333-280573)

Acceleration Request
		Requested Date:	July 23, 2024
		Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of OneStream, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 23, 2024, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi Madrid Diaz
Name:	Mitzi Madrid Diaz
Title:	Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Beau Freker
Name:	Beau Freker
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]